[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]]



November 14, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:      Jackson National Separate Account - I
         File Nos.:   333-70472 and 811-08664

Dear Commissioners:

Today's filing for the above registrant, pursuant to Rule 485(b) under the Securities Act of 1933, is to designate a new effective date, December 3, 2007, for Post-Effective Amendment No. 42. We are making today's filing pursuant to Securities Act Rule 485(b)(1)(iii).

If you have any questions, please call me at (517) 367-3835. Thank you.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel